UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Build-A-Bear Workshop, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

120076104

(CUSIP Number)

Mr. David L. Kanen

Kanen Wealth Management, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 26, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 120076104

1	NAME OF REPORTING PERSON

PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		535,007
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

535,007
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

535,007
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

IA, PN

2

CUSIP NO. 120076104

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,406,839
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,406,839
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,406,839
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP NO. 120076104

1	NAME OF REPORTING PERSON

DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		52,584
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,406,839
PERSON WITH	9	SOLE DISPOSITIVE POWER

52,584
	10	SHARED DISPOSITIVE POWER

1,406,839
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,459,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 120076104

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Kanen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 924,416 Shares beneficially owned by KWM is approximately $4,888,958, including brokerage commissions. The aggregate purchase price of the 535,007 Shares beneficially owned by Philotimo is approximately $2,804,606, including brokerage commissions. The aggregate purchase price of the 52,584 Shares beneficially owned by Mr. Kanen is approximately $276,292, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 26, 2019, the Reporting Persons entered into a cooperation agreement (the “Agreement”) with the Issuer regarding the composition of the Issuer’s Board of Directors (the “Board”). The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the Agreement, the Issuer agreed to increase the size of the Board to eight (8) members and appoint David L. Kanen as a Class II director to serve until the Company’s 2021 annual meeting of stockholders (the “2021 Annual Meeting”).

Under the terms of the Agreement, the Reporting Persons have agreed to abide by customary standstill restrictions until fifteen (15) days prior to the deadline for submission of a notice of stockholder nomination of individuals for election as directors of the Company at the 2021 Annual Meeting (the “Standstill Period”); provided that if the Board offers to nominate Mr. Kanen for election to the Board at the 2021 Annual Meeting and Mr. Kanen agrees to stand for election to the Board at the 2021 Annual Meeting, then the Standstill Period will be automatically extended for such period as Mr. Kanen remains on the Board. The standstill provisions generally prohibit the Reporting Persons from taking specified actions with respect to the Issuer and its securities, including, among others: (i) soliciting or participating in any solicitation of proxies or written consents to vote any voting securities of the Issuer, (ii) conducting any non-binding referendum with respect to any voting securities of the Issuer; (iii) joining any other “group” for purposes of Section 13(d) of the Exchange Act or becoming party to any voting arrangement or agreement; (iv) seeking or encouraging others to submit nominations for the election or removal of directors; (v) seeking, alone or in concert with others, representation on the Board, except as expressly permitted by the Agreement; (vi) advising, encouraging or influencing any person with respect to the voting of or disposition of any securities of the Issuer; (vii) making shareholder proposals at any annual or special meeting of shareholders; (viii) calling, or supporting another shareholder’s call of, any meeting of shareholders; or (ix) initiating, encouraging or participating in any “vote no,” “withhold” or similar campaign relating to the Issuer.

5

CUSIP NO. 120076104

The Agreement also provides that Mr. Kanen has delivered to the Company an executed irrevocable resignation letter (which resignation may be accepted by the Board in its sole discretion) to which he agrees to resign from the Board if (A) at any time during the Standstill Period, the Reporting Persons’ aggregate beneficial ownership decreases to less than six percent (6.0%) of the then-outstanding Company Shares or (B) Mr. Kanen accepts a directorship which would cause him to serve on the boards of directors of more than two (2) public companies in addition to the Board. Such irrevocable resignation shall not be effective until accepted by the Board.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 15,220,252 Shares outstanding, as of September 9, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 12, 2019.

A.	Philotimo
(a)	As of the close of business on September 19, 2019, Philotimo beneficially owned 535,007 Shares.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 535,007
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 535,007

(c)	Philotimo has not entered into any transactions in the Shares during the past sixty days.
B.	KWM
(a)	As of the close of business on September 19, 2019, KWM beneficially owned 924,416 Shares. KWM, as the general partner of Philotimo, may be deemed the beneficial owner of the 535,007 Shares owned by Philotimo.

Percentage: Approximately 9.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,406,839
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,406,839

(c)	The transactions in the Shares by KWM during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Mr. Kanen
(a)	As of the close of business on September 19, 2019, Mr. Kanen directly beneficially owned 52,584 Shares. Mr. Kanen, as the managing member of KWM, may be deemed the beneficial owner of the (i) 924,416 Shares owned by KWM and (ii) 535,007 Shares owned by Philotimo.

Percentage: Approximately 9.6%

6

CUSIP NO. 120076104

(b)	1. Sole power to vote or direct vote: 52,584
2. Shared power to vote or direct vote: 1,406,839
3. Sole power to dispose or direct the disposition: 52,584
4. Shared power to dispose or direct the disposition: 1,406,839

(c)	Mr. Kanen has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by KWM during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

KWM, in its role as investment manager to several customer accounts (collectively, the "Accounts") to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer's Shares held in the Accounts.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 26, 2019, the Reporting Persons and the Issuer entered into the Cooperation Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Cooperation Agreement, by and between Build-A-Bear Workshop, Inc. and Kanen Wealth Management, LLC, Philotimo Fund, LP and David L. Kanen, dated July 26, 2019.

7

CUSIP NO. 120076104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2019

KANEN WEALTH MANAGEMENT, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

PHILOTIMO FUND, LP

By:	Kanen Wealth Management, LLC its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
DAVID L. KANEN

8

CUSIP NO. 120076104

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

KANEN WEALTH MANAGEMENT, llC

Purchase of Common Stock	4,757	4.7371	07/24/2019